ARCO APPOINTS NEW DIRECTOR & INTERIM CEO

January 8 2018 - Vancouver, BC - Arco Resources Corp. (TSX-V: ARR.H) (the “Company”) is pleased to announce the appointment of Mr. Gilbert “Gil” Schneider to its Board of Directors. Mr. Schneider has over 37 years of senior management experience, including a distinguished 15-year career as Vice President with world-renowned Aramark Corporation. He is the co-founder of several Capital Pool Companies (CPCs) on the TSX Venture Exchange, including Atom Energy Inc. (TSXV: AGY), where he was Chief Executive Officer and continues as a director. He also co-founded Abattis Bioceuticals Corporation (CSE: ATT) on the Canadian Securities Exchange, which was a CSE trading volume leader in 2014. Mr. Schneider is a private investor and a director of several public and private companies.

Mr. Schneider has been appointed as a director to replace Mr. George Danes, who has resigned from the board and as Chief Executive Officer of the Company. Barry Lee, a current member of the board, will step up to act as Interim CEO while the Company closes its amalgamation transaction with Cannex Capital Group Inc., as announced on October 10, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

“D. Barry Lee”

D. Barry Lee, Director

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

ARCO RESOURCES CORP.	1241 Alberni Street, Vancouver BC V6E 4R4
Tel: 604.689. 8336 Fax: 888.691.0529